UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*

ValueVision Media Inc.
_____________________________
(Name of Issuer)


Common Stock
_____________________________
(Title of Class of Securities)


92047k107
_____________________________
(CUSIP Number)


October 13, 2014
_____________________________
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92047k107

(1) Names of reporting persons

J. Carlo Cannell

(2) Check the appropriate box if a member of a group    (a)  [ ]
(see instructions)                                      (b)  [ ]

(3) SEC use only

(4) Citizenship or place of organization

USA

Number of shares beneficially owned by each reporting person with:
(5) Sole voting power: 0

(6) Shared voting power: 3,094,365

(7) Sole dispositive power: 0

(8) Shared dispositive power: 3,094,365

(9) Aggregate amount beneficially owned by each reporting person:

3,094,365

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)

5.60%

(12) Type of reporting person (see instructions)

HC

(1) Names of reporting persons

Cannell Capital LLC

(2) Check the appropriate box if a member of a group    (a)  [ ]
(see instructions)                                      (b)  [ ]

(3) SEC use only

(4) Citizenship or place of organization

Wyoming, USA

Number of shares beneficially owned by each reporting person with:
(5) Sole voting power: 0

(6) Shared voting power: 3,094,365

(7) Sole dispositive power: 0

(8) Shared dispositive power: 3,094,365

(9) Aggregate amount beneficially owned by each reporting person:

3,094,365

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)

5.60%

(12) Type of reporting person (see instructions)

IA

Item 1.
(a) Name of issuer: ValueVision Media Inc.

(b) Address of issuer's principal executive offices:

6740 Shady Oak Road
Eden Prairie, MN  55344

Item 2.

(a) Name of person filing:

Cannell Capital LLC

2(b) Address or principal business office or, if none, residence:

150 East Hansen Avenue
P.O. Box 3459
Jackson, WY 83001

2(c) Citizenship:

Wyoming, USA

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

92047k107

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,094,365.

(b) Percent of class: 5.60%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 3,094,365.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of  3,094,365.

(iv) Shared power to dispose or to direct the disposition of  0.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/13/2014
____________________________
Date


/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member of Cannell Capital LLC
____________________________
Name/Title







Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G/A

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13G to which this
Exhibit is attached, and such Schedule 13G is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


10/13/2014
____________________________
Date



/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell
____________________________
Name/Title




CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title



Exhibit B

Mr. Mark Bozek
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

Dear Mr. Bozek,
I write to deactivate the investment position first filed by Cannell
Capital LLC ("CC") on June 3, 2014 from "active" to "passive" as evidenced in our updated 13-G filing. CC no longer seeks to affect positive change in the control of ValueVision Media, Inc.("VVTV"). We are content and confident that you have this sacred duty in hand. His word.

Since arriving about four months ago you have pruned the executive suite, driving away those to whom the very notion of a five day work was apparently abhorrent. You have let in air, light and a general feeling of relevance to all employees. You have given customers a taste of what should, and can, happen with the success of the Mark Cuban American Dream show (the debut of which set a ShopHQ viewership record). Perhaps most importantly, you have reactivated relationships with merchants.

Good start. Good luck. Godspeed.

Best regards!

Sincerely,



J. Carlo Cannell
Managing Member

PS - There is no reason that VVTV cannot compress the tremendous gap between the valuation of ValueVision Media and Zulily, Inc. ("ZU"). Whilst many might scoff at the comparison, I think there are more similarities than differences. Both endeavor to remake the on-line and mobile business-to-consumer experience not only by offering great value through "flash" sales but by being relevant and fun. Both companies have similar employees and "reach" - with VVTV passing 87 million homes. Zulily is growing faster and certainly turns its inventory faster but VVTV gets product to customers far more quickly. VVTV's gross profit margin is also significantly higher. As we see the trace of positive change under your stewardship, we delight in what we hold to be a ridiculous and potentially highly profitable bifurcation of valuation by the market between VVTV ($280 million) and ZU ($4.6 billion). My money is on the stolid execution and perseverance of VVTV over the shifty "Seattle Smugness" of Zulily (many of whose founders and officers are now selling stock at an accelerating rate.)

                                   Zulily (Zu)          ValueVision Media (VVTV)

($ Million, FY December)      Q2 '13   Q2 '14   Y/Y       Q2 '13   Q2 '14   Y/Y

Revenue                         $145     $285   97%        $149     $157    5%

Gross Margins                    30%      28%                $0       $0

EBITDA                            $7      $14  106%          $4       $6   46%

"Active" Customers                $2       $4   86%          $1       $1   18%

Total Orders                      $3       $5   92%          $2       $2   24%

Average Order Value              $53      $54    1%        $107      $91  (15%)

Mobile                           42%      49%               10%      14%

Market Capitalization ("MC")           $4,480                       $273

MC/Revenues                               3.9                        0.4

MC/EBITDA                                  78                         12

Days Inventory                              8                         44

Employees                                1716                       1100



Average Selling Price                     $18               $83      $67  (19%)

Days to ship                               13                         5

Women Customer % of Total                 90%                        72%

Customer Age Group                      26-45                      40-69






10/13/2014
____________________________
Date



/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell
____________________________
Name/Title




CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title